Exhibit 21

Subsidiaries of the Registrant

As of December 31, 2007

Jurisdiction of Organization
Pacific Capital Bancorp	California
Pacific Capital Bank, N.A.	United States
Morton Capital Management	California
PCB Service Corporation	California
Pacific Capital Service Corporation*	California
SBBT RAL Funding Corporation	Delaware
SBB&T Automobile Loan Securitization Corporation*	Delaware

*	Corporation is inactive

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